UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 11, 2008

Commission File Number: 000-52768

GUILDHALL MINERALS LTD.

Suite 2410 – West Georgia Street,
Vancouver, British Columbia, Canada V6B 4N7
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐ No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐ No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Guildhall Minerals Ltd. to Deregister in the United States

September 10, 2008
Vancouver, British Columbia, Canada

Guildhall Minerals Ltd. (TSX Venture Exchange: GDM.H; OTC BB: GDMHF) announced today that it intends to terminate the registration of its shares of common stock (the “Common Shares”) under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to terminate its reporting obligations under Section 13(a) of the Exchange Act. The Company anticipates filing a Form 15F with the United States Securities and Exchange Commission (the “SEC”) on or about September 11, 2008. Upon filing, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate after 90 days of the filing, barring any objections from the SEC.

The Common Shares will continue to be listed and trade on the NEX board of the TSX Venture Exchange (the “TSXV”). As a TSXV-listed reporting issuer, the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. Company filings can be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Forward-Looking Statements

Certain statements made in this news release are not based on historical information and are forward-looking statements made pursuant to the safe harbor provisions of Section 21E of the Exchange Act. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change. A complete discussion of the Company’s risk factors is presented in the Company’s most recent annual reports filed with the SEC and the Canadian Securities Administrators (the “CSA”), as well as other periodic reports filed with the SEC and CSA. Except as required by law, the Company disclaims any obligation to update forward looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2008	GUILDHALL MINERALS LTD. By: /s/ Michael Laidlaw —————————————— Michael Laidlaw President & CEO